MARCUMBP
ACCOUNTANTS ▲ ADVISORS
麦楷博平

December 31, 2019

Board of Directors and Chairman of the Audit Committee
Fincera Inc.

Re: Fincera Inc. (the "Company") audits of the financial statements as of and for the years ended December 31, 2017 and 2018 (the "financial statements"), and the internal control over financial reporting (the "ICFR") as of December 31, 2017 and 2018

Dear Sirs:

In connection with the audits of the financial statements and the ICFR, Marcum Bernstein & Pinchuk LLP has determined that certain auditing procedures were omitted. Since November 11, 2019, we have been planning and performing these omitted procedures.

As you are aware, on December 13, 2019, the Shijiazhuang Municipal Public Security Bureau (the "Bureau") announced an investigation of Qingyidai, the Company's peer-to-peer (P2P) lending platform, for alleged illegal acceptance of public funds. Based on the press release issued by the Bureau, the Company's Chairman and CEO, Mr. Yonghui Li, and the legal representative Mr. Hui Shen, as well as other individuals were detained by authorities. The Company has informed us that because of this investigation and given the fact that the Company's offices are sealed off and the Company is unable to estimate when we may have access to the Company's files and personnel, the omitted procedures are unable to be completed on a timely basis.

As a result of the above, we hereby notify you that our audit reports with respect to the financial statements and the ICFR dated April 30, 2018 and 2019 should no longer be relied upon. Additionally, we request that the Company file a Form 6-K announcing that our audit reports, as included in the Company's Forms 20-F filed on April 30, 2018 and May 1, 2019, and Form 20-F/A filed on May 30, 2019, should no longer be relied upon. We also request that you provide us a draft of such Form 6-K for our review and comment prior to its issuance.

Marcum Bernstein & Pinchuk LLP

New York, New York

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